Filed by Inflection Point Acquisition Corp. VII

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Inflection Point Acquisition Corp. VII

Subject Company: Elroy Air, Inc.

Commission File No.: 001-43112

The following materials were made available in connection with the proposed business combination (the “Business Combination”) between Inflection Point Acquisition Corp. VII (“IPAC”) and Elroy Air, Inc. (“Elroy Air”).

Set forth below is a press release, published by Elroy Air on September 17, 2026:

Elroy Air Announces Bristow’s Reservation of 10 Additional Early Delivery Positions for Chaparral Aircraft

SAN FRANCISCO, Sept. 17, 2026 -- Elroy Air today announced that Bristow Group Inc. (NYSE: VTOL) has expanded its early delivery reservations for the Chaparral autonomous cargo aircraft, reserving 10 additional early delivery positions for a total of 15. Bristow previously secured early delivery slots for five Chaparral drones and announced a pre-order agreement for up to 100 Chaparral drones.

This announcement follows the first autonomous, uncrewed flight demonstrations conducted in Houma, Louisiana, as part of the Federal Aviation Administration’s (FAA) and the U.S. Department of Transportation’s eVTOL Integration Pilot Program (eIPP), in collaboration with government and industry partners.

“Seeing Chaparral in action during the recent demonstration activities in Louisiana gave us an opportunity to explore how it could support a range of transportation and logistics missions,” said David Stepanek, Executive Vice President, Chief Transformation Officer at Bristow Group. “It’s great to work with a partner like Elroy Air. We see potential applications across commercial, government services, and special mission operations and we’re continuing to evaluate where technologies like this could create value for our customers.”

Bristow and Elroy Air have collaborated for several years to explore potential applications for autonomous cargo aircraft. Aircraft such as Chaparral may create new opportunities to support cargo and logistics operations in environments where flexibility, range, and limited infrastructure are important considerations.

“We’re proud to have partnered with the Bristow Group over the last few years and it was amazing to be in Louisiana flying alongside Bristow’s helicopter fleet in one of the busiest airports for rotorcraft in the nation,” said Dr. Andrew Clare, CEO of Elroy Air. “We appreciate Bristow’s continued confidence in the platform and look forward to supporting the evaluation of Chaparral across a variety of cargo and logistics missions.”

Elroy Air’s Chaparral is an uncrewed, autonomous VTOL aircraft that carries 500+ pounds of cargo and requires no runways, airstrips, or other fixed infrastructure to operate. Its hybrid-electric powertrain delivers the reliability of electric propulsion with extended range of up to 450 miles, and requires no charging infrastructure, further reducing the logistics footprint needed to sustain operations. Multi-mission pods allow rapid reconfiguration across payload types for multi-mission capabilities.

Kratos Defense & Security Solutions, the exclusive U.S. manufacturer of Chaparral, will produce the aircraft at its expanding Sacramento, California facility, with the first production aircraft planned for late 2026.

About Elroy Air

Elroy Air is a U.S.-based technology developer of autonomous heavy-cargo drones for commercial, rapid response and defense logistics. Elroy Air’s Chaparral is an uncrewed, autonomous VTOL aircraft that carries 500+ pounds of cargo and requires no runways, airstrips, or other fixed infrastructure. Its hybrid-electric powertrain delivers the reliability of electric propulsion with extended range of up to 450 miles, and requires no charging infrastructure, further reducing the logistics footprint needed to sustain operations. The company recently announced that it has entered into a definitive business combination agreement (hereinafter “Business Combination”) with Inflection Point Acquisition Corp. VII (f/k/a Columbus Circle Capital Corp II) (Nasdaq: IPXG) (“IPAC”), a special purpose acquisition company led by the management team of Inflection Point Asset Management and Cohen & Company, Inc. (NYSE American: COHN), whereby Elroy Air will become a publicly traded company. With facilities in Byron, California, Elroy Air is backed by venture capital firms including DiamondStream Partners, Catapult Ventures, Marlinspike Partners, Snowpoint Ventures, and Shield Capital as well as strategic investment from Lockheed Martin Ventures.

For more information, visit elroyair.com.

About Bristow Group

Bristow Group Inc. is a leading global provider of mission-critical aviation services for government entities, offshore energy companies and other customers around the world. Our business is comprised of three operating segments: Offshore Energy Services (OES), Government Services and Other Services. Through the use of helicopters, fixed-wing aircraft, unmanned aerial systems (UAS) and highly skilled personnel, we provide aviation services such as personnel transportation, offshore energy logistics, search and rescue (SAR), special missions, intelligence, surveillance and reconnaissance (ISR) operations, maintenance, repair and overhaul (MRO) services, medevac, unmanned systems, on-demand cargo logistics (ODC) and other specialized aviation solutions. We are also involved in various advanced air mobility (AAM) initiatives and emerging next-generation aviation technologies.

Our diversified customer and revenue mix, coupled with our broad geographic footprint, supports a durable and balanced business profile. We currently have a presence in Australia, Benin, Brazil, Canada, Chile, Djibouti, the Dutch Caribbean, the Falkland Islands, Ireland, Kenya, the Marshall Islands, the Netherlands, Nigeria, Norway, the Philippines, Spain, Suriname, Trinidad, the United Kingdom (“UK”) and the United States (“U.S.”).

For more information, visit www.bristowgroup.com.

About Kratos Defense & Security Solutions

Kratos Defense & Security Solutions, Inc. (NASDAQ: KTOS) is a technology, products, system and software company addressing the defense, national security, and commercial markets. Kratos makes true internally funded research, development, capital and other investments, to rapidly develop, produce and field solutions that address our customers’ mission critical needs and requirements. At Kratos, affordability is a technology, and we seek to utilize proven, leading-edge approaches and technology, not unproven bleeding edge approaches or technology, with Kratos’ approach designed to reduce cost, schedule and risk, enabling us to be first to market with cost effective solutions. We believe that Kratos is known as an innovative disruptive change agent in the industry, a company that is an expert in designing products and systems up front for successful rapid, large quantity, low-cost future manufacturing which is a value-add competitive differentiator for our large traditional prime system integrator partners and also to our government and commercial customers. Kratos intends to pursue program and contract opportunities as the prime or lead contractor when we believe that our probability of win (PWin) is high and any investment required by Kratos is within our capital resource comfort level. We intend to partner and team with a large, traditional system integrator when our assessment of PWin is greater or required investment is beyond Kratos’ comfort level. Kratos’ primary business areas include virtualized ground systems for satellites and space vehicles including software for command & control (C2) and telemetry, tracking and control (TT&C), jet powered unmanned aerial drone systems, hypersonic vehicles and rocket systems, propulsion systems for drones, missiles, loitering munitions, supersonic systems, space craft and launch systems, C5ISR and microwave electronic products for missile, radar, missile defense, space, satellite, counter UAS, directed energy, communication and other systems, and virtual & augmented reality training systems for the warfighter. For more information, visit www.KratosDefense.com and follow Kratos on LinkedIn and X.

Additional Information

The Business Combination will be submitted to shareholders of IPAC for their consideration. In connection with the Business Combination, IPAC has confidentially submitted a draft registration statement on Form S-4 to the SEC and, following SEC review, intends to file the registration statement (as amended and supplemented from time to time, the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to shareholders of IPAC in connection with its solicitation for proxies for the vote by its shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of IPAC and equityholders of Elroy Air in connection with the completion of the Business Combination. After the Registration Statement is declared effective, IPAC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that IPAC will send to its shareholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of IPAC as of a record date to be established for voting on the Business Combination. Shareholders of IPAC will also be able to obtain copies of the proxy statement/prospectus without charge, once available, by directing a request to: Inflection Point Acquisition Corp. VII, 3 Columbus Circle, 24th Floor, New York, NY 10019.

Participants in the Solicitation

IPAC and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from IPAC’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in IPAC is contained in the sections entitled “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 10. Directors, Executive Officers and Corporate Governance” of IPAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 30, 2026, and which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Elroy Air, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of IPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (“Securities Act”), as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination, the estimated or anticipated future results and benefits of the combined company (referred to herein as “New Elroy Air”) following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, Elroy Air’s demand backlog and potential revenue opportunities, future opportunities for New Elroy Air and other statements that are not historical facts.

These statements are based on the current expectations of IPAC’s and/or Elroy Air’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. There can be no assurance that New Elroy Air will use the proceeds of the Business Combination and the associated PIPE investment as currently planned, and management will have broad discretion over the use of such proceeds. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of IPAC and Elroy Air. These statements are subject to a number of risks and uncertainties regarding Elroy Air’s business and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the number of redemption requests made by IPAC’s shareholders in connection with the Business Combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the risk that the approval of the shareholders of Elroy Air or IPAC for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the risks related to the rollout of Elroy Air’s business and the timing of expected business milestones; the fact that Elroy Air’s demand pipeline currently consists of non-binding letters of intent, memorandums of understanding and uncommitted early delivery reservations, and the risk that such letters of intent, memorandums of understanding and early delivery reservations may not convert to binding purchase agreements or result in sales, and there can be no assurance that any or all of them will result in future revenue, and accordingly investors should not place undue reliance on such demand pipeline figures as an indicator of future revenue or business performance; risks related to obtaining and maintaining necessary regulatory approvals and certifications for the Federal Aviation Administration, Department of Defense, and other governmental authorities for drone operations; risks related to Elroy Air’s ability to scale commercial production of the Chaparral, including reliance on a third-party manufacturing partner, the sufficiency of PIPE proceeds to fund production, and the risk that stated performance specifications may not be achieved without additional development or certification; the effects of competition on Elroy Air’s business; the ability of New Elroy Air to execute its growth strategy, manage growth profitably and retain its key employees; the ability of New Elroy Air to obtain or maintain the listing of its securities on a U.S. national securities exchange following the Business Combination; costs related to the Business Combination; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Elroy Air and IPAC presently do not know or that Elroy Air and IPAC currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Elroy Air’s and IPAC’s expectations, plans or forecasts of future events and views as of the date of this communication. Elroy Air and IPAC anticipate that subsequent events and developments will cause their assessments to change. However, while Elroy Air and/or IPAC may elect to update these forward-looking statements in the future, Elroy Air and IPAC specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Elroy Air’s or IPAC’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.

Media Contacts

Bristow Group Inc.

Bristow.Communications@bristowgroup.com

Chelsea Dietz

press@elroyair.com

Dan Moore / Ed Hammond / Kiki Torpey

Collected Strategies

elroy-cs@collectedstrategies.com

Set forth below is a transcript from a video social media post, published by Elroy Air on X on September 17, 2026:

Bristow Group Announcement - Video Transcript

David Stepanek: We’re solidifying an order for ten additional aircraft. It’s just great to work with a partner such as Elroy and the chappie [Chaparral] behind me that has many multi-mission capabilities to support both of our commercial operations and our government services and its special missions.

Andrew Clare: Now to have the opportunity where the Bristow Group is increasing their orders by ten additional aircraft just show the depth of the partnership that we’re building here together. Dave and the entire Bristow team have an incredible vision for really expanding the use of chaparral beyond what we’ve already been talking about so long, which is serving the Gulf Coast and serving all of our offshore energy customers. Now into the government services line, you want to speak a little bit?

David Stepanek: We’ve announced an acquisition recently of Berry Aviation. We’ve been supporting government services through search and rescue programs in Europe, the United Kingdom. It is growing business. This will be one of the cornerstones of our special missions, as well as our commercial operations.

Andrew Clare: We already do so much work across the Department of War, Now, to have the opportunity to partner with the Bristow Group to bring what we’ve already been doing here and building here now in a new and innovative way to bring capability to serve our soldiers, our brave men and women in uniform, is something that really gets me very excited about this partnership.

David Stepanek: Me too. I’m a veteran United States Marine Corps, and if I’d have had this 40 years ago, I’d have been really happy.

Set forth below is a transcript from a video social media post, published by Elroy Air on LinkedIn on September 17, 2026:

Bristow Group Announcement - Video Transcript

David Stepanek: We’re solidifying an order for ten additional aircraft. It’s just great to work with a partner such as Elroy and the chappie [Chaparral] behind me that has many multi-mission capabilities to support both of our commercial operations and our government services and its special missions.

Andrew Clare: Now to have the opportunity where the Bristow Group is increasing their orders by ten additional aircraft just show the depth of the partnership that we’re building here together. Dave and the entire Bristow team have an incredible vision for really expanding the use of chaparral beyond what we’ve already been talking about so long, which is serving the Gulf Coast and serving all of our offshore energy customers. Now into the government services line, you want to speak a little bit?

David Stepanek: We’ve announced an acquisition recently of Berry Aviation. We’ve been supporting government services through search and rescue programs in Europe, the United Kingdom. It is growing business. This will be one of the cornerstones of our special missions, as well as our commercial operations.

Andrew Clare: We already do so much work across the Department of War, Now, to have the opportunity to partner with the Bristow Group to bring what we’ve already been doing here and building here now in a new and innovative way to bring capability to serve our soldiers, our brave men and women in uniform, is something that really gets me very excited about this partnership.

David Stepanek: Me too. I’m a veteran United States Marine Corps, and if I’d have had this 40 years ago, I’d have been really happy.

About Elroy Air

Elroy Air is a U.S.-based technology developer of autonomous heavy-cargo drones for commercial, rapid response and defense logistics. Elroy Air’s Chaparral is an uncrewed, autonomous VTOL aircraft that carries 500+ pounds of cargo and requires no runways, airstrips, or other fixed infrastructure. Its hybrid-electric powertrain delivers the reliability of electric propulsion with extended range of up to 450 miles, and requires no charging infrastructure, further reducing the logistics footprint needed to sustain operations. The company recently announced that it has entered into a definitive business combination agreement with Inflection Point Acquisition Corp. VII (f/k/a Columbus Circle Capital Corp II) (Nasdaq: IPXG), a special purpose acquisition company led by the management team of Inflection Point Asset Management and Cohen & Company, Inc. (NYSE American: COHN), whereby Elroy Air will become a publicly traded company. With facilities in Byron, California, Elroy Air is backed by venture capital firms including DiamondStream Partners, Catapult Ventures, Marlinspike Partners, Snowpoint Ventures, and Shield Capital as well as strategic investment from Lockheed Martin Ventures.

For more information, visit elroyair.com.

Additional Information

The Business Combination will be submitted to shareholders of IPAC for their consideration. In connection with the Business Combination, IPAC has confidentially submitted a draft registration statement on Form S-4 to the SEC and, following SEC review, intends to file the registration statement (as amended and supplemented from time to time, the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to shareholders of IPAC in connection with its solicitation for proxies for the vote by its shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of IPAC and equityholders of Elroy Air in connection with the completion of the Business Combination. After the Registration Statement is declared effective, IPAC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that IPAC will send to its shareholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of IPAC as of a record date to be established for voting on the Business Combination. Shareholders of IPAC will also be able to obtain copies of the proxy statement/prospectus without charge, once available, by directing a request to: Inflection Point Acquisition Corp. VII, 3 Columbus Circle, 24th Floor, New York, NY 10019.

Participants in the Solicitation

IPAC and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from IPAC’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in IPAC is contained in the sections entitled “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 10. Directors, Executive Officers and Corporate Governance” of IPAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 30, 2026, and which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Elroy Air, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of IPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (“Securities Act”), as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination, the estimated or anticipated future results and benefits of the combined company (referred to herein as “New Elroy Air”) following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, Elroy Air’s demand backlog and potential revenue opportunities, future opportunities for New Elroy Air and other statements that are not historical facts.

These statements are based on the current expectations of IPAC’s and/or Elroy Air’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. There can be no assurance that New Elroy Air will use the proceeds of the Business Combination and the associated PIPE investment as currently planned, and management will have broad discretion over the use of such proceeds. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of IPAC and Elroy Air. These statements are subject to a number of risks and uncertainties regarding Elroy Air’s business and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the number of redemption requests made by IPAC’s shareholders in connection with the Business Combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the risk that the approval of the shareholders of Elroy Air or IPAC for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the risks related to the rollout of Elroy Air’s business and the timing of expected business milestones; the fact that Elroy Air’s demand pipeline currently consists of non-binding letters of intent, memorandums of understanding and uncommitted early delivery reservations, and the risk that such letters of intent, memorandums of understanding and early delivery reservations may not convert to binding purchase agreements or result in sales, and there can be no assurance that any or all of them will result in future revenue, and accordingly investors should not place undue reliance on such demand pipeline figures as an indicator of future revenue or business performance; risks related to obtaining and maintaining necessary regulatory approvals and certifications for the Federal Aviation Administration, Department of Defense, and other governmental authorities for drone operations; risks related to Elroy Air’s ability to scale commercial production of the Chaparral, including reliance on a third-party manufacturing partner, the sufficiency of PIPE proceeds to fund production, and the risk that stated performance specifications may not be achieved without additional development or certification; the effects of competition on Elroy Air’s business; the ability of New Elroy Air to execute its growth strategy, manage growth profitably and retain its key employees; the ability of New Elroy Air to obtain or maintain the listing of its securities on a U.S. national securities exchange following the Business Combination; costs related to the Business Combination; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Elroy Air and IPAC presently do not know or that Elroy Air and IPAC currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Elroy Air’s and IPAC’s expectations, plans or forecasts of future events and views as of the date of this communication. Elroy Air and IPAC anticipate that subsequent events and developments will cause their assessments to change. However, while Elroy Air and/or IPAC may elect to update these forward-looking statements in the future, Elroy Air and IPAC specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Elroy Air’s or IPAC’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.

Media Contacts

Chelsea Dietz
press@elroyair.com

Dan Moore / Ed Hammond / Kiki Torpey
Collected Strategies
elroy-cs@collectedstrategies.com

Additional Information

The Business Combination will be submitted to shareholders of IPAC for their consideration. In connection with the Business Combination, IPAC has confidentially submitted a draft registration statement on Form S-4 to the SEC and, following SEC review, intends to file the registration statement (as amended and supplemented from time to time, the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to shareholders of IPAC in connection with its solicitation for proxies for the vote by its shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of IPAC and equityholders of Elroy Air in connection with the completion of the Business Combination. After the Registration Statement is declared effective, IPAC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that IPAC will send to its shareholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of IPAC as of a record date to be established for voting on the Business Combination. Shareholders of IPAC will also be able to obtain copies of the proxy statement/prospectus without charge, once available, by directing a request to: Inflection Point Acquisition Corp. VII, 3 Columbus Circle, 24th Floor, New York, NY 10019.

Participants in the Solicitation

IPAC and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from IPAC’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in IPAC is contained in the sections entitled “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 10. Directors, Executive Officers and Corporate Governance” of IPAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 30, 2026, and which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Elroy Air, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of IPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination, the estimated or anticipated future results and benefits of the combined company (referred to herein as “New Elroy Air”) following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, Elroy Air’s demand backlog and potential revenue opportunities, future opportunities for New Elroy Air and other statements that are not historical facts.

These statements are based on the current expectations of IPAC’s and/or Elroy Air’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. There can be no assurance that New Elroy Air will use the proceeds of the Business Combination and the associated PIPE investment as currently planned, and management will have broad discretion over the use of such proceeds. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of IPAC and Elroy Air. These statements are subject to a number of risks and uncertainties regarding Elroy Air’s business and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the number of redemption requests made by IPAC’s shareholders in connection with the Business Combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the risk that the approval of the shareholders of Elroy Air or IPAC for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the risks related to the rollout of Elroy Air’s business and the timing of expected business milestones; the fact that Elroy Air’s demand pipeline currently consists of non-binding letters of intent, memorandums of understanding and uncommitted early delivery reservations, and the risk that such letters of intent, memorandums of understanding and early delivery reservations may not convert to binding purchase agreements or result in sales, and there can be no assurance that any or all of them will result in future revenue, and accordingly investors should not place undue reliance on such demand pipeline figures as an indicator of future revenue or business performance; risks related to obtaining and maintaining necessary regulatory approvals and certifications for the Federal Aviation Administration, Department of Defense, and other governmental authorities for drone operations; risks related to Elroy Air’s ability to scale commercial production of the Chaparral, including reliance on a third-party manufacturing partner, the sufficiency of PIPE proceeds to fund production, and the risk that stated performance specifications may not be achieved without additional development or certification; the effects of competition on Elroy Air’s business; the ability of New Elroy Air to execute its growth strategy, manage growth profitably and retain its key employees; the ability of New Elroy Air to obtain or maintain the listing of its securities on a U.S. national securities exchange following the Business Combination; costs related to the Business Combination; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Elroy Air and IPAC presently do not know or that Elroy Air and IPAC currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Elroy Air’s and IPAC’s expectations, plans or forecasts of future events and views as of the date of this communication. Elroy Air and IPAC anticipate that subsequent events and developments will cause their assessments to change. However, while Elroy Air and/or IPAC may elect to update these forward-looking statements in the future, Elroy Air and IPAC specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Elroy Air’s or IPAC’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.

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